UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
GENTEK INC.
(Name of Subject Company (Issuer))
ASP GT ACQUISITION CORP.
(Offeror)
a wholly-owned subsidiary of
ASP GT HOLDING CORP.
(Parent of Offeror)
American Securities Partners V, L.P.
American Securities Partners V(B), L.P.
American Securities Partners V(C), L.P.
American Securities Associates V, LLC
American Securities LLC
(Other Persons)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, no par value
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
Matthew F. LeBaron
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 476-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$441,299,130.00	$24,624.49

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 10,196,370 shares of common stock, no par value, of GenTek Inc., outstanding multiplied by the offer price of $38.00 per share, (ii) 461,691 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding options multiplied by $38.00 and (iii) 955,074 shares of common stock, no par value, of GenTek Inc., which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $38.00. The calculation of the filing fee is based on GenTek Inc.’s representation of its capitalization as of September 24, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,624.49	Filing Party: ASP GT Holding Corp.
Form of Registration No.: Schedule TO	Date Filed: September 29, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1-11.
SIGNATURE

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2009 (the “Schedule TO”), as amended by Amendment No. 1 filed on October 9, 2009 (“Amendment No. 1”), and relates to the offer by ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by ASP GT Holding Corp., a Delaware corporation and the sole stockholder of the Purchaser (“Parent”), on September 29, 2009, as amended by Amendment No. 1 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by GenTek on October 2, 2009, as amended on October 8, 2009 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by GenTek stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, the Purchaser and GenTek. Parent is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership.
     Documentation relating to the Offer has been mailed to GenTek stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1-11.
     The Offer to Purchase is hereby amended by:
     Inserting the following text as (i) the fifth sentence in the paragraph under the fifth question of the Summary Term Sheet entitled “Do you have the financial resources to make payment?” and (ii) the second sentence of the first paragraph under the heading “Equity Financing” in Section 9 entitled “Source and Amount of Funds”:
“If the cash on hand of GenTek is less than $90 million, the Sponsors will provide additional funds equal to the difference between $90 million and the actual cash on hand of GenTek.”

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ASP GT HOLDING CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President

ASP GT ACQUISITION CORP.
By:	/s/ Matthew F. LeBaron
	Name:	Matthew F. LeBaron
	Title:	President

Date: October 15, 2009

2